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                       Securities and Exchange Commission
                             Washington, D.C. 20549

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                                    Form 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934

                                   March 2004

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                                   AEGON N.V.


                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON's press release, dated March 12, 2004, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AEGON N.V.
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                                            (Registrant)


Date: March 12, 2004                    By  /s/ E. Lagendijk
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                                            E. Lagendijk
                                            Senior Vice President and
                                            General Counsel